SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 50549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No _____)*

                      Transnational Financial Network, Inc.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   893776 10 4
                                 (CUSIP Number)

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                  July 30, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                              CUSIP NO. 893776 10 4

(1) Names of reporting persons                             Teri Saldivar
I.R.S. Identification Nos. of above
persons (entities only)


(2) Check the appropriate box if a                         (a) |_|
member of a group
     (see instructions)                                    (b)  |X|

(3) SEC use only

(4)  Source of funds  (see  instructions)                  OO

(5) Check if  disclosure  of legal
proceedings is required  pursuant to
Items 3(d) or 2(e)

(6) Citizenship or place
of organization                                            USA

Number of shares beneficially owned by
each reporting person with:

   (7) Sole voting power                                   231,724 shares of
                                                            Common Stock

   (8) Shared voting power

   (9) Sole dispositive power                              231,724 shares of
                                                            Common Stock

   (10) Shares dispositive power

(11) Aggregate amount beneficially owned by each           231,724
reporting person.

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row         5.41%
(11)

(14) Type of reporting person (see instructions)           IN




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Item 1. Security and Issuer:

Common Stock
Transnational Financial Network, Inc.
401 Taraval Street
San Francisco, CA 94116

Item 2. Identity and Background.

(a)      Teri Saldivar

(b)      1725 Bascom Ave, Suite 100, Campbell, CA 95008

(c)      Ms. Saldivar is head of LRS, Inc.'s wholesale mortgage operations

(d) Ms. Saldivar has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Ms. Saldivar was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired in connection with the acquisition of LRS, Inc. by the issuer. Ms. Saldivar owned 40% of the stock of LRS, Inc.

Item 4. Purpose of Transaction.

The acquisition securities arose out of an acquisition by the issuer of an entity owned partially by Ms. Saldivar. There are no plans to acquire additional securities of the issuer.

Item 5. Interest in Securities of the Issuer.

(a) Ms. Saldivar owns 231,724 shares of common stock or 5.41% of the issued and outstanding shares.

(b) Ms. Saldivar has the sole power to vote and to dispose of said 231,724 shares of common stock.

(c) The sole transaction in which Ms. Saldivar engaged in with respect to the issuer's shares of common stock within the last 60 days is the transaction that gave rise to filing of this Schedule 13D.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A




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After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             Setember 13, 1999

Signature:        /s/ Teri Saldivar

Name/Title        Teri Saldivar


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